BacTech Environmental Corporation

Address. Suite 409, 37 King St.,

East Toronto, Ontario

Canada M5C 1E9

Phone: (416) – 813-0303

Anuja A Majmudar

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BacTech Environmental Corporation
Offering Statement on Form 1-A
Filed: April 2, 2020
Response Dated: June 4, 2020
File No. 024-11187

June 8, 2020

Dear Ms. Majmudar,

This letter sets forth the response of BacTech Environmental Corporation, (“BCCEF” or the “Company”) to the Staff’s comment letter dated April 29, 2020.

Offering Statement on Form 1-A filed April 2, 2020

General

1. We note that there are a number of inconsistencies in your filing, including with respect to the offering size, type and price of your offering. For example, we note:

●	disclosure throughout your offering circular indicates that you are pursuing a Tier 2 offering, but you indicate in Part I of the Form 1-A and on page 24 of your offering circular that you are pursuing a Tier 1 offering;
●	your disclosure that you are offering a maximum of 100,000,000 shares at a price range between $0.01 and $0.03 suggests maximum offering proceeds of $3 million, but your offering circular cover page, use of proceeds and description of securities offered on page 44 suggest you will have maximum offering proceeds of $1 million; and
●	your offering circular cover page indicates that there is an offering minimum of 1,000,000 shares and a maximum offering of 100,000,000 shares, but also states that there is no minimum offering.

Please revise to clarify these inconsistencies. To the extent that you are pursuing a Tier 2 offering, please include on your offering circular cover page the legend required by paragraph (a)(5) of Part II of Form 1-A.

Response: The Company has updated to clarify and remove the aforementioned inconsistencies.

Summary, page 3

2. We note your disclosure that the Company has built three bioleach plants to date. Please disclose whether you have any plants that are currently in operation.

Response: The Company has clarified that it currently has no plants in operation.

Because directors and officers currently and for the foreseeable future will continue to control BacTech Environmental Corporation, page 12.

3. We note your disclosure that the directors, officers and affiliates of BacTech Environmental Corporation beneficially own a majority of the Company’s outstanding common stock voting rights. Please revise this disclosure to quantify the voting power held by your directors, officers and affiliates.

Response: The Company has clarified and detailed the voting control held by the officers and affiliates of the Company, as requested.

Use of Proceeds, page 14

4. Please revise your offering circular to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Response: The Company has updated this section to state that the proceeds will note be used to compensate or otherwise make payments to the officers and directors of the issuer.

Distribution

No Escrow, page 16

5. We note your disclosure that you will offer your common stock primarily through an online platform. Please revise your disclosure and subscription agreement to identify the website for the online platform prospective investors may use to subscribe to the offering.

Response: The Company has removed reference to the online platform.

Signatures, page 50

6. Please revise your signature page to include the signature of an officer signing the offering statement on behalf of the issuer. Refer to the Signatures section of Form 1-A.

Response: The Company has updated the signature page as required by Form 1-A.

Financial Statements , page F-1

7. Please update your financial statements to comply with paragraphs (b)(3)(A) and (b)(4), or (c)(1) in Part F/S of Form 1-A, as applicable.

Response: The Company has updated the financials to comply with Part F/S of Form 1-A.

Independent Auditor’s Report, page F-4

8. In the course of updating your Offering Statement, if you intend to present audited financial statements, your auditor would need to adhere to U.S. Generally Accepted Auditing Standards or Auditing Standards of the PCAOB. The audit report would need to reflect these auditing standards and express an opinion on whether the financial statements comply with IFRS as issued by the IASB.

If this is not possible and you proceed with a Tier 1 Offering, the financial statements should be presented as unaudited, without an opinion, and the unaudited financial statement box in the summary tabulation in the forepart of the document should be checked. However, if you proceed with a Tier 2 Offering, audited financial statements are required as well as an audit report conforming to the requirements outlined above. Please refer to paragraphs (a)(2) and (c)(3) to Part F/S of Form 1-A if you require further clarification or guidance.

Response: The Company has had its Auditor update the audit and audit report in order to comply as required.

Exhibits

9. Please file your license for REBgold’s bioleaching technology and copies of the outstanding debentures and notes payable referred to in Notes 6, 9 and 10 of your financial statements as exhibits to your Form 1-A or explain why they are not required to be filed. In addition, please also file a Form F-X to appoint a process agent. Refer to Item 17(6) and Item 17(14) of Part III of Form 1-A.

Response: The requested exhibits have been added to the Offering Circular.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (416) 813-0303 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BacTech Environmental Corporation

/s/Ross Orr
Name:	Ross Orr
Title:	Chief Executive Officer, Director